Exhibit 99.1

Top Wealth Group Holding Limited

Units 714 & 715, Hong Kong Plaza

188 Connaught Road West

Hong Kong

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

To be on August 7, 2026

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of Top Wealth Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”) to be held on Friday, August 7, 2026, at 10:00 a.m., local time, at Units 714 & 715, Hong Kong Plaza, 188 Connaught Road West, Hong Kong to consider and if thought fit, to pass with or without amendment the following resolutions:

Proposal 1:

By an ordinary resolution, to approve the increase of the authorized share capital of the Company from US$19,800,000 divided into 2,000,000,000 Class A ordinary shares of par value US$0.009 each (the “Class A Ordinary Shares”) and 200,000,000 Class B Ordinary Shares of par value US$0.009 each by the creation of additional 48,000,000,000 Class A Ordinary Shares and additional 4,800,000,000 Class B Ordinary Share to US$495,000,000 divided into 50,000,000,000 Class A Ordinary Shares of US$0.009 each and 5,000,000,000 Class B Ordinary Shares of par value US$0.009 each (the “Increase of Authorised Share Capital”).

Proposal 2:

By a special resolution, to approve the following proposed amendments to the existing second amended and restated memorandum and articles of association of the Company:

(i)	the Variation of Class B Ordinary Shares Rights;

(ii)	the notice period of any general meeting of the Company (including an annual general meeting) be changed from at least 7 clear days to at least 5 days;

(iii)	the provision that the chairman of general meetings shall be entitled to a second vote or casting vote in the case of an equality of votes; and

(iv)	new provisions for exclusive jurisdiction and mandatory arbitration in respect of disputes in connection with the Company on the terms set out in the Amended M&A (as defined below) (collectively, the “Proposed Amendments”).

Proposal 3:

By a special resolution, subject to and conditional upon the approval for Proposals 1 and 2 above, to approve and adopt the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”) as set forth in Appendix A with immediate effect, in substitution for, and to the exclusion of, the existing second amended and restated memorandum and articles of association of the Company.

Proposal 4:

By an ordinary resolution, subject to and conditional upon the approval for Proposal 1 to Proposal 3 above, to authorize any one or more of the directors and officers of the Company to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Share Capital, the Proposed Amendments and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered office service provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Increase of Authorised Share Capital, the Proposed Amendments, the adoption of the Amended M&A and the passing of the foregoing resolutions; and the Company’s transfer agent be instructed to update the shareholder list of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

Proposal 5:

By ordinary resolutions:

(i)	to approve and authorize one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, each of a par value US$0.009 (each a “Share Consolidation”, collectively, the “Share Consolidations”) at a ratio and from an effective date that may be determined by the board of directors of the Company (the “Board”) in its absolute discretion within two (2) years after the date of passing of these ordinary resolutions with such consolidated Class A Ordinary Shares and Class B Ordinary Shares being subject to the rights and obligations as set out in the then effective memorandum and articles of association of the Company, provided that the accumulative consolidation ratio for all such share consolidation(s) shall be no less than 5-for-1 nor greater than 250-for-1 (the “Range”);

(ii)	to approve rounding up of any fractional shares resulting from the Share Consolidation(s) to the nearest whole ordinary share; and

(iii)	to authorize the Board to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation(s) and the transactions contemplated thereby, including fixing the exact ratio within the Range and the exact effective date of the Share Consolidation(s) and instructing the registered office service provider and/or the transfer agent of the Company (as the case may be) to complete the necessary corporate records and filings to reflect the Share Consolidation(s).

Proposal 6:

By an ordinary resolution, to authorize the chairman of the Extraordinary Meeting to adjourn the Extraordinary Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary Meeting, there are not sufficient votes to approve Proposal 1 to Proposal 5 above.

The Board reserves its right to determine not to proceed with, and abandon, the share consolidation contemplated in Proposal 5 above if it determines in its sole discretion that implementing the share consolidation is not in the best interests of the Company and its shareholders. As such, if the Board did not determine a ratio within the two-year period, the share consolidation would not proceed and will be abandoned.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares at the close of business on July 1, 2026 (the “Record Date”) are entitled to receive notice of, and to attend and vote at, the Extraordinary Meeting.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly.

If you plan to attend the Extraordinary Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

July 27, 2026	By Order of the Board of Directors,

/s/ Kim Kwan Kings Wong
Kim Kwan Kings Wong
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE  EXTRAORDINARY MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 7, 2026

This Notice and Proxy Statement are also available online at https://ts.vstocktransfer.com/irhlogin/TOPWEALTH

July 27, 2026

TABLE OF CONTENTS

GENERAL INFORMATION	1
Purpose of the Meetings	1
Shareholders Entitled to Vote at the Extraordinary Meeting	3
Quorum Requirement	3
Votes Required	4
Submission of Votes	4
Proxy Solicitation Costs	5
PROPOSAL 1	6
APPROVE INCREASE OF AUTHORISED SHARE CAPITAL	6
Background	6
Proposed Resolution	6
Vote Required	6
Recommendation of the Board	6
PROPOSAL 2	7
APPROVE PROPOSED AMENDMENTS	7
Background	7
Proposed Resolution	7
Required Vote	7
Recommendation of the Board	7
PROPOSAL 3	8
APPROVE AND ADOPT THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION	8
Background	8
Proposed Resolution	8
Required Vote	8
Recommendation of the Board	8
PROPOSAL 4	9
APPROVE GENERAL AUTHORIZATION	9
Background	9
Proposed Resolution	9
Required Vote	9
Recommendation of the Board	9
PROPOSAL 5	10
APPROVE SHAREHOLDER AUTHORIZATION FOR SHARE CONSOLIDATION(S)	10
Background	10
Proposed Resolution	10
Required Vote	10
Recommendation of the Board	10
PROPOSAL 6	11
APPROVE ADJOURNMENT OF THE EXTRAORDINARY MEETING BY CHAIRMAN	11
Background	11
Proposed Resolution	11
Required Vote	11
Recommendation of the Board	11
ADDITIONAL INFORMATION	12
Other Matters	12
Transfer Agent and Registrar	12
Where You can Find More Information	12
Appendix A	13
Form of Third Amended and Restated Memorandum and Articles of Association	13

i

Top Wealth Group Holding Limited

Units 714 & 715, Hong Kong Plaza

188 Connaught Road West

Hong Kong

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Top Wealth Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our), for the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held on Friday, August 7, 2026, at 10:00 a.m., local time, at Units 714 & 715, Hong Kong Plaza, 188 Connaught Road West, Hong Kong.

We will send or make these proxy materials available to shareholders on or about July 27, 2026.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following resolutions:

Proposal 1:

By an ordinary resolution, to approve the increase of the authorized share capital of the Company from US$19,800,000 divided into 2,000,000,000 Class A ordinary shares of par value US$0.009 each (the “Class A Ordinary Shares”) and 200,000,000 Class B Ordinary Shares of par value US$0.009 each by the creation of additional 48,000,000,000 Class A Ordinary Shares and additional 4,800,000,000 Class B Ordinary Share to US$495,000,000 divided into 50,000,000,000 Class A Ordinary Shares of US$0.009 each and 5,000,000,000 Class B Ordinary Shares of par value US$0.009 each (the “Increase of Authorised Share Capital”).

Proposal 2:

By a special resolution, to approve the following proposed amendments to the existing second amended and restated memorandum and articles of association of the Company:

(i)	the Variation of Class B Ordinary Shares Rights;

(ii)	the notice period of any general meeting of the Company (including an annual general meeting) be changed from at least 7 clear days to at least 5 days;

(iii)	the provision that the chairman of general meetings shall be entitled to a second vote or casting vote in the case of an equality of votes; and

(iv)	new provisions for exclusive jurisdiction and mandatory arbitration in respect of disputes in connection with the Company on the terms set out in the Amended M&A (as defined below) (collectively, the “Proposed Amendments”).

Proposal 3:

By a special resolution, subject to and conditional upon the approval for Proposals 1 and 2 above, to approve and adopt the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”) as set forth in Appendix A with immediate effect, in substitution for, and to the exclusion of, the existing second amended and restated memorandum and articles of association of the Company.

Proposal 4:

By an ordinary resolution, subject to and conditional upon the approval for Proposal 1 to Proposal 3 above, to authorize any one or more of the directors and officers of the Company to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Share Capital, the Proposed Amendments and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered office service provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Increase of Authorised Share Capital, the Proposed Amendments, the adoption of the Amended M&A and the passing of the foregoing resolutions; and the Company’s transfer agent be instructed to update the shareholder list of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

Proposal 5:

By ordinary resolutions:

(i)	to approve and authorize one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, each of a par value US$0.009 (each a “Share Consolidation”, collectively, the “Share Consolidations”) at a ratio and from an effective date that may be determined by the board of directors of the Company (the “Board”) in its absolute discretion within two (2) years after the date of passing of these ordinary resolutions with such consolidated Class A Ordinary Shares and Class B Ordinary Shares being subject to the rights and obligations as set out in the then effective memorandum and articles of association of the Company, provided that the accumulative consolidation ratio for all such share consolidation(s) shall be no less than 5-for-1 nor greater than 250-for-1 (the “Range”);

(ii)	to approve rounding up of any fractional shares resulting from the Share Consolidation(s) to the nearest whole ordinary share; and

(iii)	to authorize the Board to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation(s) and the transactions contemplated thereby, including fixing the exact ratio within the Range and the exact effective date of the Share Consolidation(s) and instructing the registered office service provider and/or the transfer agent of the Company (as the case may be) to complete the necessary corporate records and filings to reflect the Share Consolidation(s).

Proposal 6:

By an ordinary resolution, to authorize the chairman of the Extraordinary Meeting to adjourn the Extraordinary Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary Meeting, there are not sufficient votes to approve Proposal 1 to Proposal 5 above.

The Board reserves its right to determine not to proceed with, and abandon, the share consolidation contemplated in Proposal 5 above if it determines in its sole discretion that implementing the share consolidation is not in the best interests of the Company and its shareholders. As such, if the Board did not determine a ratio within the two-year period, the share consolidation would not proceed and will be abandoned.

The Board recommends a vote FOR each of Proposal 1 to Proposal 6.

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Shareholders Entitled to Vote at the Extraordinary Meeting

Only shareholders of record of our Class A Ordinary Shares and Class B Ordinary Shares as of at the close of business on July 1, 2026 (the “Record Date”) are entitled to notice and to attend and vote at the Extraordinary Meeting and any adjournment or postponement thereof.

Each fully paid Class A Ordinary Share is entitled to one (1) vote on each matter properly brought before the Extraordinary Meeting and each fully paid Class B Ordinary Share is entitled to thirty (30) votes on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote before the Extraordinary Meeting.

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

Quorum Requirement

According to the Company’s second amended and restated memorandum and articles of association, the presence in person or by proxy of one or more holders of at least one-third (1/3) of the issued Class A Ordinary Shares and Class B Ordinary Shares carrying the right to vote at the Extraordinary Meeting shall be a quorum, in each case for the transaction of business except as otherwise provided by law.

Votes Required

Assuming a quorum as referenced above is reached:

●	Proposal 1 requires an ordinary resolution under Cayman Islands law, being the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Extraordinary Meeting, voting in person or by proxy at the Extraordinary Meeting;

●	Proposal 2 requires a special resolution under Cayman Islands law, being the affirmative (“FOR”) vote of a majority of at least two thirds of the votes cast by such shareholders, being present and entitled to vote at the Extraordinary Meeting, voting in person or by proxy at the Extraordinary Meeting;

●	Proposal 3 requires a special resolution under Cayman Islands law, being the affirmative (“FOR”) vote of a majority of at least two thirds of the votes cast by such shareholders, being present and entitled to vote at the Extraordinary Meeting, voting in person or by proxy at the Extraordinary Meeting;

●	Proposal 4 requires an ordinary resolution under Cayman Islands law, being the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Extraordinary Meeting, voting in person or by proxy at the Extraordinary Meeting;

●	Proposal 5 requires an ordinary resolution under Cayman Islands law, being the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Extraordinary Meeting, voting in person or by proxy at the Extraordinary Meeting; and

●	Proposal 6 requires an ordinary resolution under Cayman Islands law, being the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Extraordinary Meeting, voting in person or by proxy at the Extraordinary Meeting.

Only shares that are voted are taken into account in determining the proportion of votes cast for the Proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact the outcome of the Proposals.

Submission of Votes

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented. You may vote using any of the following methods described below.

Registered shareholders may vote in the following ways:

●	By submitting your vote online;

●	By submitting your vote telephonically;

●	By completing the proxy card and returning it by fax;

●	By completing the proxy card and returning it to the address noted; or

●	By attending and voting your shares at the Extraordinary Meeting.

We are offering registered shareholders the opportunity to vote their shares by telephone or online. Shareholders may vote by telephone or online by following the procedures described on the proxy card. To vote via telephone or online, please have the proxy card in hand and call the number or go to the website listed on the proxy card and follow the instructions. The telephone and internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly.

If your shares are held in a stock brokerage account or by a bank or other nominee, follow the instructions provided by your broker, bank or other nominee for voting your shares prior to the Extraordinary Meeting.

The instructions by which you may vote your shares at the Extraordinary Meeting differ based on whether you hold shares in your name as the shareholder of record or beneficially in street name. Shares held beneficially in street name may be voted at the Extraordinary Meeting only if you first obtain a legal proxy from the broker, bank or other nominee that holds your shares as of the Record Date. We are not involved in the provision of legal proxies from brokers to beneficial shareholders. If either you do not request a legal proxy prior to the Extraordinary Meeting or your broker fails to provide you with a legal proxy, then you will not be able to vote at the Extraordinary Meeting.

Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions online or by telephone, fax or mail so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and our officers and employees, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. We will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL 1

APPROVE INCREASE OF AUTHORISED SHARE CAPITAL

Background

On July 17, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolution:

Proposed Resolution

It is proposed that at the Extraordinary Meeting, the following resolution be adopted:

Proposal One – “RESOLVED as an ordinary resolution that the authorized share capital of the Company be and is hereby increased from US$19,800,000 divided into 2,000,000,000 Class A ordinary shares of par value US$0.009 each (the “Class A Ordinary Shares”) and 200,000,000 Class B ordinary shares of par value US$0.009 each (the “Class B Ordinary Shares”) by the creation of additional 48,000,000,000 Class A Ordinary Shares and additional 4,800,000,000 Class B Ordinary Share to US$495,000,000 divided into 50,000,000,000 Class A Ordinary Shares of US$0.009 each and 5,000,000,000 Class B Ordinary Shares of par value US$0.009 each (the “Increase of Authorised Share Capital”).”

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Extraordinary Meeting is required to approve Proposal 1. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” Proposal 1. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal 1, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 1.

PROPOSAL 2

APPROVE PROPOSED AMENDMENTS

Background

On July 17, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following special resolution:

Proposed Resolution

It is proposed that at the Extraordinary Meeting, the following resolution be adopted:

Proposal Two – “RESOLVED as a special resolution that the following proposed amendments to the existing second amended and restated memorandum and articles of association of the Company be and hereby are approved:

(i)	the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall be entitled to one hundred (100) votes (the “Variation of Class B Ordinary Shares Rights”); and Class A Ordinary Shares shall continue to carry one (1) vote per share;

(ii)	the notice period of any general meeting of the Company (including an annual general meeting) be changed from at least 7 clear days to at least 5 days;

(iii)	the provision that the chairman of general meetings shall be entitled to a second vote or casting vote in the case of an equality of votes be adopted; and

(iv)	new provisions for exclusive jurisdiction and mandatory arbitration in respect of disputes in connection with the Company on the terms set out in the Amended M&A (as defined below) be adopted (collectively, the “Proposed Amendments”).”

According to Article 2.10 of the existing second amended and restated memorandum and articles of association of the Company, the rights attaching to Class B Ordinary Shares may only be varied if (a) the members holding not less than 50% of the issued Class B Ordinary Shares consent in writing to the variation; or (b) the variation is made with the sanction of a special resolution passed at a separate general meeting of the members holding the issued Class B Ordinary Shares. WINWIN DEVELOPMENT GROUP LIMITED being the sole shareholder of all the issued Class B Ordinary Shares as of the Record Date has by written resolutions dated July 17, 2026 approved the Variation of Class B Ordinary Shares Rights.

Required Vote

The affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Extraordinary Meeting is required to approve Proposal 2. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” Proposal 2. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal 2, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 2.

PROPOSAL 3

APPROVE AND ADOPT THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Background

On July 17, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following special resolution:

Proposed Resolution

It is proposed that at the Extraordinary Meeting, the following resolution be adopted:

Proposal Three – “RESOLVED as a special resolution that, subject to and conditional upon the approval for Proposals 1 and 2 above, the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”) as set forth in Appendix A be approved and adopted with immediate effect, in substitution for, and to the exclusion of, the existing second amended and restated memorandum and articles of association of the Company.”

Required Vote

The affirmative vote of a majority of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Extraordinary Meeting is required to approve Proposal 3. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” Proposal 3. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal 3, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 3.

PROPOSAL 4

APPROVE GENERAL AUTHORIZATION

Background

On July 17, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolution:

Proposed Resolution

It is proposed that at the Extraordinary Meeting, the following resolution be adopted:

Proposal Four – “RESOLVED as an ordinary resolution that, subject to and conditional upon the approval for Proposal 1 to Proposal 3 above, any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Share Capital, the Proposed Amendments and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered office service provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Increase of Authorised Share Capital, the Proposed Amendments, the adoption of the Amended M&A, and the passing of the foregoing resolutions; and the Company’s transfer agent be instructed to update the shareholder lists of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly;.”

Required Vote

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Extraordinary Meeting is required to approve Proposal 4. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” Proposal 4. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal 4, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 4.

PROPOSAL 5

APPROVE SHAREHOLDER AUTHORIZATION FOR SHARE CONSOLIDATION(S)

Background

On July 17, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolutions:

Proposed Resolution

It is proposed that at the Extraordinary Meeting, the following resolutions be adopted:

Proposal Five – “RESOLVED as ordinary resolutions that,

(i)	one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, each of a par value US$0.009 (each a “Share Consolidation”, collectively, the “Share Consolidations”) at a ratio and from an effective date that may be determined by the board of directors of the Company (the “Board”) in its absolute discretion within two (2) years after the date of passing of these ordinary resolutions with such consolidated Class A Ordinary Shares and Class B Ordinary Shares being subject to the rights and obligations as set out in the then effective memorandum and articles of association of the Company be and is hereby approved and authorized, provided that the accumulative consolidation ratio for all such share consolidation(s) shall be no less than 5-for-1 nor greater than 250-for-1 (the “Range”);

(ii)	any fractional shares resulting from the Share Consolidation(s) be rounded up to the nearest whole ordinary share; and

(iii)	the Board be authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation(s) and the transactions contemplated thereby, including fixing the exact ratio within the Range and the exact effective date of the Share Consolidation(s) and instructing the registered office service provider and/or the transfer agent of the Company (as the case may be) to complete the necessary corporate records and filings to reflect the Share Consolidation(s).”

Required Vote

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Extraordinary Meeting is required to approve Proposal 5. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” Proposal 5. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal 5, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 5.

PROPOSAL 6

APPROVE ADJOURNMENT OF THE EXTRAORDINARY MEETING BY CHAIRMAN

Background

On July 17, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolution:

Proposed Resolution

It is proposed that at the Extraordinary Meeting, the following resolution be adopted:

Proposal Six – “RESOLVED as an ordinary resolution that, the chairman of the Extraordinary Meeting be and hereby is authorized to adjourn the Extraordinary Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary Meeting, there are not sufficient votes to approve Proposal 1 to Proposal 5 above.”

Required Vote

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Extraordinary Meeting is required to approve Proposal 6. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” Proposal 6. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal 6, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 6.

ADDITIONAL INFORMATION

Other Matters

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Pl, Woodmere, NY 11598, and its telephone number is 212-828-8436.

Where You can Find More Information

We file annual reports and other documents with the SEC under the Securities Exchange Act of 1934, as amended. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

July 27, 2026	By Order of the Board of Directors,

/s/ Kim Kwan Kings Wong
Kim Kwan Kings Wong
Chief Executive Officer

Appendix A

Form of Third Amended and Restated Memorandum and Articles of Association